April 11, 2005


Ultrapar Participacoes S.A.
Paulo G. Aguiar Cunha
Chief Executive Officer
Avenida Brigadeiro Luis Antonio
1343, 9 Andar
Sao Paulo, SP, Brazil 01317-910

	Re:	Ultrapar Participacoes S.A.
		Amended Form F-1 filed April 6, 2005
		File No. 333-122496


Dear Mr. Cunha:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tabular Disclosure of Contractual Obligations, page 49
1. We reviewed your response to prior comment 6. We note that your total financing liabilities of R$639.7 do not agree to the R$357 disclosed as long-term financing in your tabular disclosure. Please provide us a reconciliation for this difference and indicate any amounts of your total financing liabilities that appear elsewhere in the tabular disclosure.

V-Additional Disclosure Required by U.S. GAAP, page F-44
2. We reviewed your response to prior comment 10.   Since your
restricted shares cliff vest at the end of a 10-year term and the shares are returnable unless the holder continues as your employee during this timeframe, those shares are contingently returnable. In accordance with paragraph 10 of SFAS 128, those restricted shares are to be excluded for purposes of computing basic EPS and included for purposes of computing diluted EPS. Please revise your computation of basic EPS under US GAAP to conform to SFAS 128 or tell us why you believe that US GAAP allows for the current treatment and reference the appropriate accounting literature to support your position.

Exhibits
3. We note that you have not filed all material exhibits. For instance, we specifically note the legal opinion and underwriting agreement. These exhibits should be filed with enough time for us to review them before requesting effectiveness on the registration statement. We may have further comments after our review.


****
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Cannarella at (202) 942-5384 or Michael Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Howard M. Baik at
(202) 942-1963 or to Ellie Quarles, Special Counsel at (202) 942-
1859.

      Sincerely,


						H. Christopher Owings
						Assistant Director

cc (via fax): 	Andres V. Gil, Esq.
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Paulo G. Aguiar Cunha
Ultrapar Participacoes S.A.
April 11, 2005
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